Exhibit 12.1

SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	Three Months Ended June 30,				Six Months Ended June 30,
	2016		2015		2016		2015

Earnings
Pre-tax net income	$37,466		$16,826		$21,723		$36,265
Add:
Fixed charges	16,442		14,060		33,375		27,949
Noncontrolling interest	9		9		41		20
Earnings, as adjusted	$53,917		$30,895		$55,139		$64,234

Fixed charges
Interest expensed and capitalized	$15,127		$12,758		$30,797		$25,352
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,300		1,294		2,548		2,580
Estimate of interest within rental expense	15		8		30		17
Fixed charges, as adjusted	16,442		14,060		33,375		27,949
Preferred stock dividends	2,560		2,560		5,121		5,121
Combined fixed charges and preferred stock dividends	$19,002		$16,620		$38,496		$33,070

Ratio of earnings to fixed charges	3.28	x	2.20	x	1.65	x	2.30	x

Ratio of earnings to combined fixed charges and preferred stock dividends	2.84	x	1.86	x	1.43	x	1.94	x